UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

May 17, 2005
Date of Report
(Date of earliest event reported)

TOFUTTI BRANDS INC.
(Exact name of registrant as specified in its charter)

Delaware	1-9009	13-3094658
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

50 Jackson Drive Cranford, New Jersey 07016
(Address of principal executive offices and zip code)

(908)272-2400
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

ITEM 2.02 RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

On May 17, 2005, the registrant reported its results of operations for the thirteen weeks ended April 2, 2005. A copy of the press release issued by the registrant in this connection is furnished herewith as Exhibit 99.1.

The information in this Current Report on Form 8-K and the Exhibit attached hereto is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

(c)   Exhibits

Exhibit 99.1   Press Release dated May 17, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2005   TOFUTTI BRANDS INC.
                                      (Registrant)

                        By: /s/Steven Kass
                            Steven Kass
                            Chief Financial Officer

Exhibit 99.1

May 17, 2005

Tofutti Press Release

Company Contact: Steve Kass
                     Chief Financial Officer
                     (908) 272-2400
                     (908) 272-9492 (Fax)

TOFUTTI ANNOUNCES FIRST QUARTER RESULTS

Cranford, New Jersey -- May 17, 2005 -- TOFUTTI BRANDS INC. (AMEX Symbol: TOF) today announced its results for the thirteen week period ended April 2, 2005.

Net sales for the thirteen weeks ended April 2, 2005 increased 6% to $4.2 million compared with net sales of $4.0 million for the thirteen weeks ended March 27, 2004.

For the thirteen weeks ended April 2, 2005, the Company reported an increase in operating income to $130,000 as compared with operating income of $99,000 for the comparable 2004 period. The Company's operating results continued to be negatively impacted during the thirteen week period ended April 2, 2005 as a result of new product start-up costs, including costs incurred at new co-packaging locations, increased marketing expenses and higher packaging and freight charges. The Company expects that during the remainder of 2005 its operating expenses will continue to be affected by these same factors.

Net income for the thirteen weeks ended April 2, 2005 increased to $76,000 ($0.01 per share) compared to $54,000 ($0.01 per share) for the thirteen week period ended March 27, 2004.

Although the Company has utilized over $4.1 million since September 2000 in connection with its stock repurchase program and in the retirement of dilutive options, its cash position remains strong with cash and cash equivalents of over $1.9 million and working capital of $3.7 million at April 2, 2005.

1310194.1

Mr. David Mintz, Chairman and Chief Executive Officer of the Company stated, "We continue to see increasing demand for our TOFUTTI brand soy-based, dairy-free frozen desserts and food products. Our Tofutti Cuties continue to be one of the nation's best selling novelty desserts and our new products are beginning to achieve market traction. We are continuing our efforts to improve our margins in the upcoming periods and look forward to improving margins and increased market penetration during the approaching summer months."

TOFUTTI BRANDS INC. is principally involved in the development, production and marketing of TOFUTTI brand soy-based, dairy-free frozen desserts and soy-based, dairy-free food products that contain no butterfat or cholesterol. TOFUTTI products are sold in grocery stores, supermarkets, health and convenience stores throughout the United States and in seventeen other countries.

Some of the statements in this press release concerning the Company's future prospects are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Actual results may vary significantly based upon a number of factors including, but not limited to business conditions both domestic and international, competition, changes in product mix or distribution channels, resource constraints encountered in promoting and developing new products and other risk factors detailed in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 10-KSB.

TOFUTTI BRANDS INC.

Condensed Statements of Operations
(in thousands, except per share figures)

	Thirteen weeks ended 4/2/05	Thirteen weeks ended 3/27/04
Net sales	$4,240	$3,992
Cost of sales	2,773	2,838
Gross profit	1,467	1,154
Operating expenses	1,337	1,055
Operating income	130	99
Interest income	1	1
Income before income taxes	131	100
Income taxes	55	46
Net income	$76	$54
Net income per share:		
Basic	$0.01	$0.01
Diluted	$0.01	$0.01
Weighted average number of shares outstanding:		
Basic	5,637	5,758
Diluted	6,223	6,344

TOFUTTI BRANDS INC.

Condensed Balance Sheets
(in thousands)

	April 2, 2005	January 1, 2005
	(Unaudited)	(Audited)
Assets		
Current assets:		
Cash and equivalents	$1,978	$2,199
Accounts receivable, net of allowance for doubtful accounts of $237 and $219, respectively	1,751	1,614
Inventories	1,024	792
Prepaid expenses	6	14
Deferred income taxes	593	593
Total current assets	5,352	5,212
Fixed assets (net of accumulated depreciation of $11 and $10, respectively)	37	38
Other assets	16	16
	$5,405	$5,266
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$873	$691
Accrued officers' compensation	500	500
Income taxes payable	285	403
Total current liabilities	1,658	1,594
Commitments and contingencies		
Stockholders' equity:		
Preferred stock	--	--
Common stock	56	56
Additional paid-in capital	162	162
Retained earnings	3,529	3,454
Total stockholders' equity	3,747	3,672
Total liabilities and stockholders' equity	$5,405	$5,266